UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15477

Maxwell Technologies, Inc. 401(K) Savings Plan

(Exact name of registrant as specified in its charter)

9244 Balboa Avenue, San Diego, CA 92123

(Address of principal executive offices, including zip code)

(858) 503-3300

(Registrant’s telephone number, including area code)

Plan interests under the Maxwell Technologies, Inc. 401(k) Plan and Common Stock, $0.10 par value per share,

purchasable pursuant to the Maxwell Technologies, Inc. 401(k) Plan

(Title of each class of securities covered by this Form)

Common Stock, $0.10 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒*

Approximate number of holders of record as of the certification or notice date: None

*	Effective July 10, 2007, participants in the Maxwell Technologies, Inc. 401(k) Savings Plan were no longer permitted to direct the investment of their Plan accounts into the above-referenced employer securities, and any investment of Plan accounts in the Maxwell Technologies, Inc. stock fund that were made prior to July 10, 2007 were reallocated to other funds within each participants’ Plan accounts. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and Forms 11-K no longer need to be filed.

Pursuant to the requirements of the Securities Exchange Act of 1934 Maxwell Technologies, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 23, 2008	By:	/s/ Tim T. Hart
Tim T. Hart, Senior Vice President – Finance, Treasurer, Corporate Secretary and Chief Financial Officer